UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Press Release dated September 2, 2015 titled “GeoPark Announces New Jacana Oil Field Discovery in Colombia”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES NEW JACANA OIL FIELD DISCOVERY IN COLOMBIA

Santiago, Chile – September 02, 2015 -- GeoPark Limited ("GeoPark") (NYSE: GPRK), the Latin American oil and gas explorer, operator and consolidator with operations in Chile, Colombia, Brazil, Argentina and Peru1, today announces a new oil field discovery following the drilling of exploration well Jacana 1, located on the Llanos 34 Block in Colombia. GeoPark operates and has a 45% working interest in the Llanos 34 Block.

The Jacana field is located south-west of the large Tigana oil field, following the same fault trend, and appears to be a combination structural-stratigraphic trap. GeoPark drilled and completed the Jacana 1 exploratory well to a total depth of 10,900 feet. Both the Guadalupe and Mirador formations had indications of hydrocarbons during drilling and from electric log interpretation. A test conducted with an electrical submersible pump in the Guadalupe formation, at approximately 10,200 feet, resulted in a production rate of approximately 1,880 barrels of oil per day of 14.9 degree API, with approximately 1.9% water cut. Further production history is required to determine stabilized flow rates of the well and the extent of the field.

GeoPark restarted its drilling campaign in June 2015 with successful results so far that include the Chachalaca light oil discovery recently announced on August 27, 2015. Currently, the Company is drilling the Tilo 2 appraisal well, also in the Llanos 34 Block, with testing scheduled for the following weeks. The Company is planning to begin drilling the Jacana 2 appraisal well following the completion of Jacana 1.

These activities are part of the Company’s fully-funded 2015 work program that can be adjusted to different oil price scenarios in order to match cash flows from operations, preserve cash and maintain balance sheet strength.

James F. Park, Chief Executive Officer of GeoPark, said, “Again, the strength of GeoPark’s oil finding team and the attractive geology and economics of the Llanos 34 Block have been demonstrated by the new Jacana discovery, immediately following our earlier Chachalaca discovery. We are back with the drill bit and, even in the current low oil price environment, continuing to profitably grow our production, reserves and cash flow on the Llanos 34 Block.”

1 Transaction executed with Petroperu on October 1, 2014 with final closing subject to Peru Government approval.

Producing Oil Fields and Exploration Prospects in the Llanos 34 Block, Colombia

GEOPARK CONTACT:
Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Santiago, Chile
T: +562 2242 9600	www.geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section of the Web site at www.geo-park.com

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including oil discoveries and production in the Llanos 34 block. Forward-looking statements are based on management’s beliefs and assumptions and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see the Company’s filings with the U.S. Securities and Exchange Commission.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by theundersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: September 2, 2015